Western & Southern Financial Group®	400 Broadway Cincinnati, OH 45202 Tel: 513-357-6029 Fax: 513-629-1044 meredyth.whitford@wslife.com
November 14, 2018

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE: Touchstone Funds Group Trust (File Nos. 033-70958 and 811-08104) - Request for Accelerated Review of 485(a) Filing
To the Commission:
In accordance with discussions with the Commission, and pursuant to Rule 461 under the 1933 Act, Touchstone Funds Group Trust (the "Trust") and Touchstone Securities, Inc., as principal underwriter of shares of the Trust, hereby request that the effective date for Post-Effective Amendment No. 103 to its Registration Statement on Form N‑1A be accelerated so that it will become effective as of November 16, 2018 or as soon as practicable thereafter. The Trust intends to submit the Registration Statement for Touchstone Anti-Benchmark® International Core Equity Fund and Touchstone Anti-Benchmark® US Core Equity Fund pursuant to Rule 485(b) on November 15, 2018, which will (i) finalize the remaining blank and bracketed information and (ii) contain as an exhibit the legal opinion required pursuant to Form N-1A, Item 28(i).

Please contact Meredyth Whitford-Schultz at (513) 357-6029 or Debby Eades, Esq. of Vedder Price P.C. at (312) 609-7661 if you have any questions.

Sincerely, /s/Meredyth A. Whitford-Schultz Meredyth A. Whitford-Schultz Counsel & Assistant Secretary to the Trust /s/Steven M. Graziano Steven M. Graziano President, Touchstone Securities, Inc.
Enclosures